SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                           Irvine Sensors Corporation
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    463664508
                                 (CUSIP Number)

                                  May 30, 2002
             (Date of event which requires filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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                                                               Page 2 of 4 Pages

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stonestreet, L.P.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                          (b) |_|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

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                   5.   SOLE VOTING POWER

  NUMBER OF             450,000 shares of Common Stock of the Issuer.
   SHARES          -------------------------------------------------------------
BENEFICIALLY       6.   SHARED VOTING POWER
  OWNED BY
    EACH                None.
 REPORTING         -------------------------------------------------------------
PERSON WITH        7.   SOLE DISPOSITIVE POWER

                        450,000 shares of Common Stock of the Issuer.
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        None.
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,000 shares of Common Stock of the Issuer.
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
--
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.1%
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12.   TYPE OF REPORTING PERSON

      CO
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Item 1(a).  Name of Issuer.

            Irvine Sensors Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

            3001 Redhill Avenue
            Costa Mesa, CA 92626

Item 2(a).  Names of Person Filing.

            Stonestreet, L.P.

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            The address of the principal business office of Stonestreet L.P. is:
            260 Town Centre Blvd. Suite 201 Markham, ON L3R 8H8 Canada

Item 2(c).  Citizenship.

            Stonestreet, L.P. is a Canadian Limited Partnership.

Item 2(d).  Title of Class of Securities.

            Common Stock

Item 2(e).  CUSIP Number.

            463664508

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                                                               Page 3 of 4 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.     Ownership.

            (a) Amount beneficially owned by reporting person, are 450,000 shares of Common Stock of the Issuer.

            (b) Percent of Class: The reporting person beneficially holds 8.1% of the Issuer's issued and outstanding Common Stock (based on 5,557,976 shares of Common Stock of the Issuer issued and outstanding as of March 31, 2002 as stated in the Company's March 31, 2002 Quarterly Report filed on Form 10-Q.

            (c)   Number of shares as to which such person has:

                  (i) Sole power to direct the vote: 450,000 shares of common stock of the Issuer.

                  (ii)  Shared power to vote or to direct the vote: None.

                  (iii) Sole power to dispose or direct the disposition of the
                        Common Stock: 450,000 shares of Common Stock of the Issuer.

                  (iv)  Shared power to dispose or direct the disposition of:
                        None.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                               Page 4 of 4 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 10, 2002
                                                       (Date)

                                                 /s/ Stonestreet, L.P.
                                          By: Michael Finkelstein, President

                                                 /s/ M. Finkelstein
                                          ----------------------------------
                                                      (Signature)